UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)*

ICF International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title Class of Securities)

44925C103
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44925C103                                   13D                                                           Page 1 of 3

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,092,921
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,092,921

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,092,921

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.5%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 44925C103                                              13D                          Page 2 of 3

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,092,921
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,092,921

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,092,921

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.5%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 44925C103                                             13D                                   Page 3 of 3

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,092,921
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,092,921

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,092,921

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.5%

14

TYPE OF REPORTING PERSON:

CO

Item 1.

Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (the “Shares”) of ICF International, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 9300 Lee Highway, Fairfax, VA,  22031.

Item 2.

Identity and Background.

(a) – (c) and (f).

The persons filing this Schedule 13D are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”).

Sagard is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons.  Sagard is principally engaged in the business of investing in securities.  GP is the general partner of Sagard.  Manager is the investment manager of Sagard.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 325 Greenwich Avenue, Greenwich CT  06830.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and Mr. Paul G. Desmarais may each be deemed to control the Reporting Persons.  Exhibit A hereto identifies persons through whom Mr. Paul G. Desmarais may be deemed to control PCC and, in turn, Sagard.  PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Victoria Square, Montréal (Québec), Canada H2Y 2J3. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Victoria Square, Montréal (Québec), Canada H2Y 2J3.  The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of GP and Manager are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC are listed in Exhibit C hereto.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Shares reported herein as beneficially owned by the Reporting Persons is $23,605,337.56.  All Shares held by Sagard were acquired with Sagard’s working capital.

Item 4.

Purpose of Transaction.

The Reporting Persons acquired the Shares beneficially owned by them for the purpose of acquiring a significant equity position in the Issuer.

The Reporting Persons may acquire additional Shares or other securities of the Issuer or may dispose of any or all of their Shares or other securities of the Issuer from time to time depending upon an ongoing evaluation of the Shares, the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Issuer’s reactions to the discussions below and/or other considerations.

Also, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, strategy, existing and new markets and customers, budgets, prospects, ownership structure, management team composition, board composition (which could include the idea that a representative(s) of the Reporting Persons be nominated or elected to the board of directors of the Issuer) and management.  The Reporting Persons may discuss ideas that are consistent with, that complement, or that diverge from, the Issuer’s current and future strategy and initiatives.  The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.  In particular, the Reporting Persons may in the future suggest that the board of directors of the Issuer consider strategic alternatives, including any of the foregoing actions.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer.

(a)

As of October 31, 2012, each Reporting Person beneficially owned 1,092,921 Shares, which represented 5.5% of the outstanding Shares, based upon 19,725,686 Shares outstanding as of July 31, 2012, as reflected in the Issuer’s Form 10-Q filed August 6, 2012.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of October 31, 2012.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  1,092,921

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  1,092,921

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)

The following transactions have been effected by Sagard over the last 60 days:

Purchases

Trade Date	Price	Quantity

10/8/2012	$18.8068	26,900
10/9/2012	$18.8456	14,900
10/9/2012	$18.8500	20,000
10/10/2012	$18.8501	12,000
10/11/2012	$18.8810	12,617
10/11/2012	$18.9299	50,000
10/12/2012	$18.8761	2,840
10/15/2012	$18.6852	3,050
10/15/2012	$18.5999	48,300
10/15/2012	$18.6500	50,000
10/16/2012	$18.6501	9,900
10/17/2012	$18.6450	26,463
10/18/2012	$19.0101	50,000
10/19/2012	$18.4110	9,271
10/22/2012	$18.7400	50,000
10/22/2012	$18.7450	20,000
10/22/2012	$18.7515	8,628
10/23/2012	$18.4417	16,713
10/24/2012	$18.4405	4,899
10/25/2012	$18.4684	7,470
10/26/2012	$18.1800	15,000

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Not Applicable

Item 7.

Material to Be Filed as Exhibits.

Exhibit A

Persons Who may be Deemed to Control the Reporting Persons

Exhibit B

Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C

Executive Officers and Directors of Power Corporation of Canada

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2012	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

Exhibit A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	3249531 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Gelco Enterprises Ltd.
(ii)	44 Chipman Hill, Suite 1000, P.O. Box 7289, Station A, Saint John (New Brunswick), Canada E2L 2A9
(iii)	Canada

(i)	Nordex Inc.
(ii)	44 Chipman Hill, Suite 1000, P.O. Box 7289, Station A, Saint John (New Brunswick), Canada E2L 2A9
(iii)	Canada

Exhibit B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Director and Executive Officer (Treasurer)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Director and Executive Officer (Secretary)
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Director
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Director and Executive Officer (Secretary)
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michael Braner
(ii)	Executive Officer (Vice-President and Treasurer)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Adam Weiss
(ii)	Executive Officer (Vice-President and Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

Exhibit C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 30th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel Coutu
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Canadian Oil Sands Limited
(v)	2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary (Alberta), Canada T2P 3N9
(vi)	None
(vii)	None

(i)	Laurent Dassault
(ii)	Director
(iii)	France
(iv)	Vice-President, Groupe Industriel Marcel Dassault SA
(v)	9, Rond-Point des Champs Elysées, 75008 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul G. Desmarais
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Executive Committee, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	President, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Robert Gratton
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair and Vice-President, Corporate Development, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3315, Montréal (Québec), Canada H3B 3N2
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Office of the Chairman of the Executive Committee, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States
(iv)	President and Chief Executive Officer, Securities Industry and Financial Markets Association (SIFMA)
(v)	120 Broadway, 35th Floor, New York, NY 10271 U.S.A.
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None